

Mail Stop 3030

August 23, 2017

Via E-mail
Lars Lindqvist
Chief Financial Officer
Neonode Inc.
Storgatan 23C
114 55 Stockholm, Sweden

      Re: Neonode Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 15, 2017
            Form 10-Q for the Quarterly Period Ended June 30, 2017
            Filed August 9, 2017
            File No. 001-35526

Dear Mr. Lindqvist:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business, page 4

1.   In your future filings, disclose the duration and effect of your patents and any material licensing agreements.

Item 8. Financial Statements and Supplementary Data

Note 11. Segment Information, page 67

2.   In future filings please disclose the basis for attributing revenues from external customers to individual countries and the geographic information for long-lived assets. Refer to ASC 280-10-50-41.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Liquidity and Capital Resources, page 30

3.   We note your disclosure that "management anticipates that it can continue operations for at least the next twelve months." Please ensure that your future annual reports on Form 10-K contain similar disclosure as to whether you have sufficient liquidity to meet your short-term operating requirements.

4.   We also note your disclosure that you "currently have the ability to raise capital pursuant to an effective shelf registration statement" and that in the future, if your operations do not become cash flow positive, you may seek equity investments. Given the disclosure regarding your August 2017 private placement, it appears that upon consummation of that offering you would not have any remaining unreserved authorized shares of common stock available for future issuances. Please revise your future filings as appropriate to discuss your liquidity sources and requirements on a short- and long-term basis; specifically addressing your anticipated sources of capital necessary to achieve your business plan. If your primary anticipated liquidity source is through equity sales, please address any factors that could affect the amount of cash you could raise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any other questions.

                                Sincerely,

                                /s/ Kevin J. Kuhar

                                Kevin J. Kuhar
                                Accounting Branch Chief
                                Office of Electronics and Machinery